Exhibit 99.1

ParaZero to Enter the Multi-Billion Dollar Counter Drone Market

The counter unmanned aircraft system (C-UAS) market is estimated to reach over $15 billion by 2032

Tel Aviv, Israel, Feb. 27, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone technologies for commercial drones, defense drones and urban air mobility aircraft, announced its intention to enter the counter unmanned aircraft system (C-UAS or anti-drone) market.

Small, lethal drones are being utilized around the world with tremendous effectiveness and are reshaping the balance between humans and technology in war, raising demand for C-UAS countermeasures. Counter-drone technology encompasses a wide range of solutions that allow users to detect, classify, and mitigate drones and unmanned aerial vehicles. This includes everything from camera systems and specialist drone detection radars to net guns and cyber takeover systems.

Following an extensive due diligence process, the Company analyzed the expanding market of C-UAS technologies and believes that specific elements within its unique proprietary technology portfolio, as well as the Company’s ability to rapidly design, develop, and manufacture advanced UAS technologies, strongly positions the Company to offer a competitive edge in defending against threats and attacks from small UAS platforms. The decision to explore these avenues also correlates to global inquiries the Company has received from various entities to explore entering this market.  Presently, the Company believes that there is increased market demand for C-UAS technology for a myriad of site applications (military outposts, correctional facilities, large public venues, et al), yet limited mitigation options.

“Our drone technology solutions leverage a distinct technology portfolio protected by global patents, that we have developed over the course of more than ten years. We believe that this technology portfolio enables us to effectively counteract various threats posed by drones by rapidly developing bespoke C-UAS solutions for key clientele,” said Boaz Shetzer, ParaZero CEO. “Recent international conflicts have highlighted the extensive use of drones in various attacks and the critical necessity to counteract these strikes promptly with minimal damage. We believe that ParaZero can provide a unique alternative to today’s conventional solutions and intend to start development without delay.”

According to Global Market Insights, the Global Anti-Drone or Counter-UAV Market was valued at $1.9 billion in 2023 and is forecasted to be worth USD 15.3 billion by 2032, growing at an estimated CAGR of 26.0% between 2024 and 2032.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how it can provide a unique alternative to today’s conventional solutions, how it intends to start development of counter drones without delay and the estimated growth of the global-anti-drone market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246